Exhibit 21.1
List of Subsidiaries

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
NCIS Holdings, Inc.	Delaware
NCH Management Systems, Inc.	California
Evolent Assurance Solutions, LLC	Vermont
EH Holding Company, Inc.	Delaware
True Health New Mexico, Inc.	New Mexico
Justify Holdings, Inc.	Kentucky
Juntos Health Plan Inc.	Texas
Evolent Health International Private Ltd.	India
Evolent Care Partners Holding Company, Inc.	Delaware
Evolent Care Partners of Texas, Inc.	Texas
The Accountable Care Organization Ltd.	Michigan
Evolent Care Partners of North Carolina, Inc.	North Carolina